Filed by Tele Centro Oeste Celular Participações S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Tele Centro Oeste Celular Participações S.A.

Commission File No.: 001-14489

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (“ADSs”) of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT Participações S.A. (“CRTPart” and, together with TCP, TCO, TSD and TLE, the “Companies”) are urged to read the U.S. prospectus (which, in the case of holders of ADSs or U.S. holders of shares of TCP, serves as an information statement) because it contains important information. The U.S. prospectus prepared for holders of ADSs of TCO, TSD and TLE and for U.S. holders of ordinary shares and preferred shares of TCO, TSD, TLE and CRTPart (which also serves as an information statement for holders of ADSs of TCP and U.S. holders of shares of TCP) has been filed with the SEC as part of Registration Statement on Form F-4 of TCP, as amended, which Registration Statement has been declared effective. Investors and security holders may obtain a free copy of the U.S. prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus may also be obtained for free from TCP.

This communication contains forward-looking statements. These statements are statements that are not historical facts, and are based on estimates of future economic circumstances, industry conditions, company performance and financial results. Statements regarding future financial results, business strategies, future synergies, future costs and future liquidity of the Companies are examples of forward-looking statements. Such statements are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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The following documents relate to the proposed corporate restructuring of the Companies:

1.	Minutes of a meeting of the Shareholders of Tele Centro Oeste Celular Participações S.A., dated February 22, 2006.

FREE TRANSLATION

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

CNPJ/MF 02.558.132/0001-69 NIRE 533 0000580 0

Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS

MEETING HELD ON FEBRUARY 22, 2006

1 DATE, TIME AND PLACE OF THE MEETING: Meeting held at 2:00 p.m., on February 22, 2006, at the Company’s headquarters, located at Setor Comercial Sul, Quadra 2, Bloco C, nº 226, 7TH floor, Asa Sul, CEP 70.302-916, Brasília, Federal District.

2. CALL NOTICE: The call notice was published in the “Diário Oficial do Distrito Federal” (pages 29, 52 and 48, respectively) and in the “Jornal de Brasília” Gazeta Mercantil” (pages 11, 7 and 7, respectively) and at “Gazeta Mercantil” (pages A-6, C-3 and C-3, respectively), on December 6, 7 and 8, 2005, and with new Call Notice, in accordance with the Notice to Shareholders published on January 26, 2006, in the no Diário Oficial do Distrito Federal (pages 32, 36 and 67, respectively) and in the Gazeta Mercantil (pages A-7, C-7 and C-1, respectively), on January 26, 27 and 30, 2006 and in the “Jornal de Brasília” (published each day on page 7), on January 26, 27 and 28, 2006.

3. ATTENDANCE: Shareholders representing over 2/3 (two thirds) of the voting capital stock of the Company, reaching, thus, the legal quorum required for the approval of the resolutions set forth in the Agenda of this General Extraordinary Shareholders Meeting, as reflected in the signatures in the “Registration Book of Shareholders Attendance at General Meetings Nr. 0057, page 30.

4. BOARD: The meeting was chaired by Mr. Alípio Alves Torres Junior and having as Secretary Mr. Mauro André Mendes Finatti. In compliance with the article 164 of Law Nr. 6,404/76, Mr. Norair Ferreira do Carmo, member of the Board of Auditors of the Company, attended the Meeting. The following also attended this Meeting: the Vice President for Regulatory and Institutional Relations of the Company, Mr. Sérgio Assenço Tavares dos Santos and the accountant of the company Mrs. Cecília de Souza Costa, and the representatives of the companies Deloitte Touche Tohmatsu Auditores Independentes, Mrs. Karina Malfi, Planconsult Planejamento e Consultoria, Mr. Ronald Salem and Goldman Sachs & Companhia, Ms. Beatriz Concilio Mauro.

5. RESOLUTIONS: Beginning the meeting, the Chairman of the board clarified that the minutes of the shareholders meeting would be recorded as a summary of what occurred, including only a record of the resolutions as allowed by article 130, 1st paragraph of Law nr. 6,404/76. Then, the Chairman informed those present that documents or proposals, votes or

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TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

CNPJ/MF 02.558.132/0001-69 NIRE 533 0000580 0

Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS

MEETING HELD ON FEBRUARY 22, 2006

dissents from the resolutions to be considered should be presented in writing to the chair, which for such purposes would be represented by the Secretary. In addition to that, the Chairman informed those present that the documents relating to the resolutions to be considered at the meeting were available at the Chairman’s table and that such documents were made available to the shareholders pursuant to the Instruction CVM nr. 319/99 since the date of publication of the conditions of the restructuring described in the Relevant Fact dated as of December 4th 2005 and published on December 6th 2005 (the “Relevant Fact”).

The shareholders discussed the matters indicated in the agenda and have resolved the following, with those legally impeded from voting having refrained from doing so:

(a) to approve by the unanimous votes of the shareholders in attendance, in its entirety and with no reservation, the Financial Statements of the Company drawn up on September 30, 2005, previously examined by the Independent Auditors and approved by the members of the Board of Auditors and Board of Directors, ad referendum of this shareholders’ meeting. Such Financial Statements were made available to all the shareholders as informed in item 2.9 of the Relevant Fact, pursuant to the terms of Article 3rd of CVM Instruction No. 319/99. It was clarified to the shareholders in attendance that the Financial Statements of the Company dated September 30, 2005, were submitted to the shareholders’ meeting because they are part of the documents used in the corporate restructuring transaction, which is the subject of a resolution of this shareholders’ meeting, as mentioned in the Relevant Fact, for the purposes of the valuations and pursuant to the terms of the Protocol of Merger of Shares, Merger of Companies and Instrument of Justification, which shall be submitted to the shareholders next.

(b) to approve, by the unanimous votes of the shareholders in attendance, representing more than half of the voting shares of the Company, the terms and conditions of the Protocol of Merger of Shares, Merger of Companies and Instrument of Justification (hereinafter referred to as “Protocol”) entered into by the managers of the Company and Telesp Celular Participações S.A. (“TCP”) and others on December 4, 2005, which sets forth, among other things, the terms and conditions of the merger (incorporação) into TCP of all the shares of the Company in order to convert it into a wholly-owned subsidiary of TCP. The members of the Board of Directors and Board of Auditors expressed their opinion in favor of the Protocol, which becomes part of the minutes of this shareholders’ meeting as Exhibit I.

FREE TRANSLATION

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

CNPJ/MF 02.558.132/0001-69 NIRE 533 0000580 0

Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS

MEETING HELD ON FEBRUARY 22, 2006

(c) to ratify, by the unanimous votes of the shareholders in attendance and without any restrictions, the appointment carried out by the managers of the Company of the specialized companies (i) Deloitte Touche Tohmatsu Auditores Independentes, company with head office in the Capital of the State of São Paulo at Rua Bela Cintra, 881, enrolled with the CRC (Accounting Association) under No. 2 SP 011609/O-8 and with the Taxpayers’ List (CPNJ) under No. 49.928.567/0001-11, herein represented by Mr. José Domingos do Prado, enrolled with the CRC under nr. 1SP185087/O-0, for the preparation of the statutory book value report on the net assets of the Company, pursuant to the first paragraph of Article 252, of Law No. 6,404/76 of December 15, 1976, for purposes of determining the value of the capital increase of TCP with the shares of the Company to be merged into TCP, as established in the Protocol; (ii) Goldman Sachs & Companhia, a company with head office at Avenida Presidente Juscelino Kubitschek, 510 – 6th Floor, São Paulo-SP, therein represented by Mr. Matheus M. Villares, Director, for the preparation of the valuation reports of the Company and TCP, at economic values, based on the discounted cash flow method, for purposes of determining the exchange ratio of the shares issued by the Company to be merged for new shares to be issued by TCP and to be distributed to the shareholders of the Company; and (iii) Planconsult Planejamento e Consultoria company with headquarter at Avenida das Nações Unidas, 13.797, Bloco II, 17th floor, Morumbi, São Paulo-SP, CEP nº 04794-000, therein represented by Mr. Edgar V. Salem, for the preparation of the valuation reports on the net assets of the Company and TCP at market prices for purposes of Article 264 of Law 6,404/76.

(d) to approve, by the unanimous vote of the shareholders in attendance, representing more than half of the voting shares of the Company, and without any restrictions, the Valuation Report of the shares of the Company to be merged into TCP based on the Company’s book value as of September 30, 2005 of R$2,835,326,030.00 (two billion, eight hundred thirty five milllion, three hundred twenty-six thousand and thirty reais) by the specialized company Deloitte Touche Tohmatsu Auditores Independentes, whose appointment was ratified by this shareholders’ meeting (and whose report become part of this instrument as Exhibit II), in such a manner as to give effect to the merger of the shares of the Company is then effected, pursuant to the provisions of Article 252, third paragraph, of Law 6,404/76.

(e) to approve, by the unanimous votes of the shareholders in attendance, representing more than half of the voting shares of the Company, the exchange ratios of the shares issued by

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TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

CNPJ/MF 02.558.132/0001-69 NIRE 533 0000580 0

Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS

MEETING HELD ON FEBRUARY 22, 2006

the Company to be merged by TCP with the conversion of the Company into a wholly-owned subsidiary of TCP for new shares to be issued by TCP, which shall be directly distributed to the shareholders that hold the merged shares, which was set at 3.0830 common or preferred shares of TCP for each new share of the same kind issued by the Company according to the criterion provided by the Protocol approved at this shareholders’ meeting, which was based on the economic values of the Company and TCP, valued using the same criteria, based on the discounted cash flow method, as of September 30, 2005 by the independent company Goldman Sachs & Companhia, whose appointment made by the managers of the Company was ratified at this shareholders’ meeting. Pursuant to the terms of the approved Protocol, it was informed that, those shareholders of the Company whose shares, on account of the exchange ratio, were entitled to a fraction of a share of TCP, shall receive, pro rata based on the fractions of each one, the net value at market prices of the grouped fractions, determined through an auction (or auctions, if the case may be), to be held at the Bolsa de Valores de São Paulo – Bovespa. Such payment to the shareholders shall be carried out within five (5) business days from the date the last auction is held.

Furthermore, the Chairman clarified that, pursuant to Article 264 of Law 6,404/76 and only for the purposes of comparing the exchange ratios resulting from the adoption of the economic value criterion by the companies in the Protocol with those resulting from the criterion of net assets at market price, it was available with the board the information related to the exchange ratio based on the criterion of net assets at market price as of September 30, 2005, calculated by Planconsult Planejamento e Consultoria, were available on the Chairman’s table.

As a result of the approval of the exchange ratio of the shares of the Company for new shares to be issued by TCP, it was approved, by the unanimous vote of those in attendance, the merger of all shares of the Company into TCP and the consequent conversion of the Company into a wholly-owned subsidiary of TCP as proposed, the management of the Company being authorized to carry out all acts necessary to formalize the merger of the shares issued by the Company into TCP, approved hereby, before the public bodies and third parties in general, especially the subscription of the capital increase of TCP on the account of the shareholders of the Company, pursuant to paragraph 2nd of Article 252 of Law No. 6,404/76 by any of its officers or those whom they may designate.

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TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

CNPJ/MF 02.558.132/0001-69 NIRE 533 0000580 0

Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS

MEETING HELD ON FEBRUARY 22, 2006

The Chairman also reminded those present that, pursuant to the terms of the Protocol, the shares to be issued by TCP to the shareholders of the Company shall be entitled to the same rights of the outstanding common and preferred shares issued by TCP, including, with regard to the preferred shares, the full right to vote as long as dividends, to which the outstanding preferred shares of TCP are entitled to, are not paid. The provisions of item 4.4 of the Protocol, as informed in the Relevant Fact (item 2.2) shall be observed in regard to dividends of the Company, and, with respect to the year 2005, the distribution of interim dividends and interest on shareholders’ equity, all as noted in the Notice to Shareholders published on December 16th, 2005.

The shareholders of the Company took note of the fact that the merger of shares was preceded by an analysis by the independent company Goldman Sachs & Companhia, pursuant to Article 30 of the Bylaws of the Company, it being the case that in the valuation report prepared by Goldman Sachs & Companhia, which was made available to all the shareholders of the companies involved in the Corporate Restructuring, it is indicated that, as the exchange ratios set by the Boards of Directors of the Companies are within the ranges of exchange ratios resulting from the ranges of indications of values of the Companies extracted from the valuation report, consistently applied, equitable treatment was given to the interested companies.

Furthermore, the Chairman informed that according to Articles 137, items IV to VI and the first paragraph of Article 252 of Law No. 6,404/76, the common shareholders of the Company that dissented from the merger of shares into TCP, shall have the right to withdraw from the Company, by means of the reimbursement of the shares that they are proven to have held, according to the register of the Company as of December 2nd, 2005. Such shareholders may opt, pursuant to Article 264, paragraph 1 of Law No. 6,404/76, to receive the reimbursement value of the shareholders’ equity of the Company presented on the balance sheet as of September 30th, 2005 of R$21.80 (twenty-one reais and eighty cents) per share or the value of the shareholders’ equity of the Company at market prices of R$18.38 (eighteen reais and thirty-eight cents). The preferred shareholders of the Company shall not have the right to withdraw, since such shares possess liquidity and dispersion in the market, as defined in Article 137, II, items a and b, of Law No. 6,404/76. The deadline and the conditions to qualify for the exercise of said appraisal rights for common shareholders shall be informed at the appropriate time by means of the publication of a Notice to Shareholders.

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TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

CNPJ/MF 02.558.132/0001-69 NIRE 533 0000580 0

Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS

MEETING HELD ON FEBRUARY 22, 2006

6. ADJOURNMENT: The Chairman offered the opportunity to speak to whoever wished and, as there was no request, the shareholders’ meeting was adjourned and these minutes were drawn up as a summary of what occurred, including only a record of the resolutions under the terms allowed by Article 130, 1st paragraph of Law nr. 6,404/76. Next, the minutes were read, found to be in order and signed by all those in attendance. São Paulo, February 22, 2006. Signatures: Alípio Alves Torres Júnior – Chairman; Mauro André Mendes Finatti - Secretary; Telesp Celular Participações S.A. - p.o.a. Alípio Alves Torres Júnior; Pólo Norte FI Multimercado - p.o.a. Marcos Duarte Santos; Pólo HG FIA, Vinson Fund, LLC - p.o.a. Marcos Duarte Santos; American Funds INS SER GL Small Capitaliz FD, Smallcap World Fund Inc, The Brazil MSCI em MKTS Index Common trust FU, The Califórnia State Teachers Retirement SYS, The Máster T B of Japan LTD RE MTBC, Ford Motor CO Defined Benef Master Trust, Yale University - p.o.a. Antonio de Almeida e Silva.

Certified a true copy of the original, drawn up in the appropriate book.

Alípio Alves Torres Júnior

Chairman – OAB/RJ 81.308

This document is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail

Important Notice: Investors in ADSs of the Company and U.S. holders of common shares and preferred shares of the Company are urged to read the Prospectus, dated January 24, 2006, of TCP relating to the mergers described above because it contains important information. Investors and security holders may obtain a free copy of the Prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the Prospectus may also be obtained for free from TCP.